SECUR ION

06002708

Rec C 2/22/06 CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8- 23684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Northwest Expressway 20th Floor
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73118-1426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Wilson, CFO (405) 415-7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

6120 S. Yale Ave., Suite 1400 (Address) Tulsa (City) Oklahoma (State) 74136 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 4/18/06

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public #03010500	Douglas W. McQueen
Commission expires on August 4, 2007	Chairman and President

The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
NASD Member

BKD LLP

Independent Accountants' Report

Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of THE BAKER GROUP LP as of December 31, 2005, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THE BAKER GROUP LP as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD LLP

Tulsa, Oklahoma
January 17, 2006

The Baker Group LP
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	277,476
Cash and securities segregated under federal and other regulations		96,082
Receivables from brokers and dealers		94,220
Receivables from customers		15,103,722
Securities owned, at market value		6,537,083
Property and equipment at cost, net of accumulated depreciation of $1,812,246		241,803
Cash surrender value of life insurance policies		1,171,784
Other assets		620,549
	$	24,142,719

Liabilities and Partners' Capital

Payable to clearing bank	$	10,786,369
Payables to brokers and dealers		825,664
Payables to customers		425,227
Accrued liabilities		1,861,691
Total liabilities		13,898,951
Partners' Capital		
General partner		4,168,771
Limited partners		6,074,997
Total partners' capital		10,243,768
	$	24,142,719